March 3, 2025

Lee Choon Wooi
Chief Executive Officer
Starbox Group Holdings Ltd.
VO2-03-07, Velocity Office
Lingkaran SV, Sunway Velocity, 55100
Kuala Lumpur, Malaysia

       Re: Starbox Group Holdings Ltd.
           Registration Statement on Form F-3
           Filed February 26, 2025
           File No. 333-285293
Dear Lee Choon Wooi:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Scott Anderegg at 202-551-3342 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services